FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of August 2007

ABBEY NATIONAL PLC

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

ABBEY NATIONAL PLC

CUSIP # 002920809

NYSE CODE: ANBPRC

Confirmation of Redemption to Holders of

$500,000,000 7.375% Tier One Perpetual Subordinated Debt Securities

Abbey National plc hereby confirms that it has given notice in accordance with the terms of its $500,000,000 7.375% Tier One Perpetual Subordinated Debt Securities that on September 17, 2007 it will redeem all of its outstanding $500,000,000 7.375% Tier One Perpetual Subordinated Debt Securities at a redemption price equal to 100% of the principal amount thereof (in denominations of $25), together with accrued interest payable from the date of the last interest payment on June 15, 2007 to, but excluding, September 15, 2007 in the normal manner to the record holders as of August 31, 2007 in the amount of $0.4609375 per $25 of principal amount of $500,000,000 7.375% Tier One Perpetual Subordinated Debt Securities.

Dated: August 1, 2007

Contacts

Jo Wainwright (AFM Legal)

+ 44 207 756 4723

Jon Burgess (Head of Investor Relations)

+ 44 207 756 4182

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC

Dated: 1st August 2007	By / s / Jessica Petrie
(Authorised Signatory)